UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

On September 15, 2023, MultiMetaVerse Holdings Limited (the “Company”), through its subsidiary in China, entered into an acquisition agreement (the “Acquisition Agreement”) with, among others, Orient TM Parent Limited, the indirect parent company of Taomee (as defined below) and Dongzhengruibo (Shanghai) Investment Center (Limited Partnership) (“Orient Ruibo”), the controlling shareholder of Orient TM Parent Limited (“TM Parent”), to acquire 100% equity in Shanghai Shengran Information Technology Co., Ltd., a PRC subsidiary of Orient TM Parent Limited and associated interests pertaining to all of its consolidated VIEs (collectively, the “Target Group” or “Taomee”) (the “Transaction”). MMV will exercise control of Taomee through its VIE structure. Taomee is one of China’s leading entertainment and media companies for the younger generations with established and popular original brands including “Mole’s World”, “Seer” and “Flower Angel”. The purchase price of the transaction comprises a fixed consideration of RMB 543 million, and a variable consideration based on certain adjustments that is at least RMB 17 million, all of which will be paid in cash. A deposit of RMB 200 million will be transferred to an escrow account no later than October 31, 2023, and the remaining fixed consideration of RMB 343 million will be transferred to an escrow account within 30 days from the date certain conditions are met but in no event later than December 31, 2023.

On September 15, 2023, the Company entered into a side letter agreement (the “Letter Agreement”) with Mr. Haibing Wang and Mr. Yunpeng Cheng (the “Shareholder Plaintiffs”), two minority shareholders of TM Parent. The Letter Agreement pertains to a settlement agreement (the “Settlement Agreement”) entered into among all the shareholders of TM Parent, who have agreed to settle the ongoing shareholder disputes in order to facilitate the Transaction. Pursuant to the Letter Agreement, the Company agrees to compensate the Shareholder Plaintiffs if TM Parent materially breaches the Settlement Agreement, and at the same time, if the Shareholder Plaintiffs materially breach the Settlement Agreement, the Shareholder Plaintiffs shall compensate the Company for such breach.

A copy of the Acquisition Agreement and the Letter Agreement is attached hereto as Exhibits 99.2 and 99.3, respectively. The foregoing summary of the Acquisition Agreement and Letter Agreement is subject to, and qualified in its entirety by reference to, such exhibits.

On September 15, 2023, the Company issued a press release announcing the acquisition of Taomee. A copy of the press release regarding the transaction is attached hereto as Exhibit 99.1.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2023

MultiMetaVerse Holdings Limited

	By:	/s/ Yiran Xu
		Name:	Yiran Xu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 15, 2023
99.2	Acquisition Agreement dated September 15, 2023
99.3	Side Letter Agreement dated September 15, 2023

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